Dreyfus Institutional Money Market Fund - Government Securities Series
Statement of Investments
3/31/2005 (Unaudited)

	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Treasury Bills - 61.2%			
4/21/2005	2.55	17,000,000	16,975,970
5/26/2005	2.62	3,000,000	2,988,083
Total U.S. Treasury Bills			
(cost $19,964,053)			**19,964,053**
Repurchase Agreements - 38.9%			
Bear Stearns & Co.			
dated 3/31/2005, due 4/1/2005 in the amount			
of $2,600,181 (fully collateralized by			
$2,640,000 U.S. Treasury Strips Bonds			
due 5/15/2005, value $2,628,648)	2.50	2,600,000	2,600,000
CIBC World Markets PLC			
dated 3/31/2005, due 4/1/2005 in the amount			
of $2,600,190 (fully collateralized by			
$2,638,000 U.S. Treasury Bills			
due 4/28/2005, value $2,632,566)	2.63	2,600,000	2,600,000
Goldman Sachs & Co.			
dated 3/31/2005, due 4/1/2005 in the amount			
of $2,100,131 (fully collateralized by			
$2,070,000 U.S. Treasury Notes			
5.75%, due 11/15/2005, value $2,145,762)	2.24	2,100,000	2,100,000
Morgan Stanley			
dated 3/31/2005, due 4/1/2005 in the amount			
of $2,800,204 (fully collateralized by			
$2,755,000 U.S. Treasury Notes			
5.875%, due 11/15/2005, value $2,851,425)	2.62	2,800,000	2,800,000
UBS Warburg LLC			
dated 3/31/2005, due 4/1/2005 in the amount			
of $2,600,189 (fully collateralized by			
$2,547,000 U.S. Treasury Notes			
10.75%, due 8/15/2005, value $2,648,880)	2.61	2,600,000	2,600,000
Total Repurchase Agreements			
(cost $12,700,000)			**12,700,000**
Total Investments (cost $32,664,053)		100.1%	32,664,053
Liabilities, Less Cash and Receivables		(0.1)%	(47,150)
Net Assets		100.0%	32,616,903

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Institutional Money Market Fund - Money Market Series
Statement of Investments
3/31/2005 (Unaudited)

	Principal Amount ($)	Value ($)	
Negotiable Bank Certificates of Deposit - 8.5%			
First Tennessee Bank N.A.			
2.61%, 4/4/2005	18,000,000	18,000,000	
Washington Mutual Bank, F.A.			
2.61%, 4/4/2005	20,000,000	20,000,000	
Total Negotiable Bank Certificates of Deposit			
(cost $38,000,000)		**38,000,000**	
Commercial Paper - 74.8%			
Amstel Funding Corp.			
2.90%, 6/7/2005	13,000,000 a	12,930,441	
Atlantis One Funding Corp.			
2.16%, 4/7/2005	20,000,000 a	19,992,867	
Bank of America Corp.			
2.61%, 4/12/2005	15,000,000	14,988,083	
Barclays U.S. Funding Corp.			
2.61%, 4/5/2005	16,000,000	15,995,387	
Bear Stearns Cos. Inc.			
2.86%, 5/16/2005	10,000,000	9,964,375	
CAFCO LLC			
2.61%, 4/5/2005	19,000,000 a	18,994,511	
CC (USA) Inc.			
2.90%, 6/9/2005	10,000,000 a	9,944,896	
Crown Point Capital LLC			
2.90%, 6/7/2005	16,000,000 a	15,914,389	
Deutsche Bank Financial LLC			
2.84%, 4/1/2005	19,000,000	19,000,000	
Edison Asset Securitization LLC			
2.60%, 4/4/2005	16,000,000 a	15,996,547	
FCAR Owner Trust			
2.60%, 4/4/2005	20,000,000	19,995,683	
Fortis Funding LLC			
2.60%, 4/6/2005	10,000,000	9,996,403	
Goldman Sachs Group Inc.			
2.86%, 5/16/2005	20,000,000	19,928,750	
ING (U.S.) Funding LLC			
2.61%, 4/7/2005	10,000,000	9,995,667	
Mane Funding Corp.			
2.90%, 6/7/2005	10,732,000 a	10,674,576	
Santander Central Hispano Finance Inc.			
2.16%, 4/8/2005	20,000,000	19,991,678	
Sigma Finance Inc.			
2.62% - 2.75%, 4/12/2005 - 5/6/2005	20,000,000 a	19,974,718	
Societe Generale N.A. Inc.			
2.75%, 5/6/2005	15,000,000	14,960,042	
Solitaire Funding LLC			
2.61%, 4/4/2005	16,000,000 a	15,996,533	
UBS Finance Delaware LLC			
2.84%, 4/1/2005	19,000,000	19,000,000	
Variable Funding Capital Corp.			
2.86%, 5/17/2005	20,000,000 a	19,927,166	
Total Commercial Paper			
(cost $334,162,712)		**334,162,712**	
Corporate Notes - 9.0%			

Harrier Finance Funding Ltd.		
2.82%, 4/13/2006	20,000,000 a,b	20,000,000
Lehman Brothers Holdings Inc.		
2.82%, 5/16/2005	20,000,000 b	20,000,000
Total Corporate Notes		
(cost $40,000,000)		**40,000,000**

U.S. Government Agencies - 6.3%

Federal National Mortgage Association, Notes		
1.60%, 5/13/2005		
(cost $28,000,000)	28,000,000	**28,000,000**

Time Deposits - 6.0%

Manufacturers & Traders Trust Co. (Grand Cayman)		
2.84%, 4/1/2005	16,800,000	16,800,000
State Street Bank & Trust Co. (Grand Cayman)		
2.85%, 4/1/2005	10,000,000	10,000,000
Total Time Deposits		
(cost $26,800,000)		**26,800,000**

Total Investments (cost $466,962,712)	**104.6%**	**466,962,712**
Liabilities, Less Cash & Receivables	**(4.6)%**	**(20,492,389)**
Net Assets	**100.0%**	**446,470,323**

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
   transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to
   be liquid by the Board of Directors. At March 31, 2005, these securities amounted to $180,346,645 or 40.4% of net assets.
b Variable interest rate - subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.